Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of Company

North American Palladium Ltd. (the “Company”)
2350 – 200 Bay Street
Toronto, Ontario M5J 2J2

Item 2 -	Date of Material Change

January 17, 2012.

Item 3 -	News Release

A press release with respect to the material change referred to in this report was issued by the Company on January 17, 2012 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4 -	Summary of Material Change

The Company announced that the Vezza mine has commenced processing a bulk sample at the Sleeping Giant mill. The Company also announced that it has decided to cease mining operations at the Sleeping Giant mine.

Item 5 -	Full Description of Material Change

On January 17, 2012, the Company announced that the Vezza mine has commenced processing a bulk sample at the Sleeping Giant mill, achieving results in line with expectations. The Company expects commercial production to commence at the beginning of the second quarter.

The Company also announced that it has decided to cease mining operations at the Sleeping Giant mine due to insufficient operating margin and will restructure the gold division, resulting in a non-cash impairment charge on its gold assets of approximately $50 million, which will be reflected in the fourth quarter 2011 financial results. The Sleeping Giant mill will continue to operate to process ore from the Vezza mine.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 -	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 -	Executive Officer

The following senior officer of the Company is knowledgeable about the material change:

Trent Mell
Vice President, Corporate Development, General Counsel & Corporate Secretary
(416) 360-8782

Item 9 -	Date of Report

January 23, 2012.